EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF US DOLLARS)
(UNAUDITED)
SEPTEMBER 30, 2023

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US dollars)

	Note	September 30, 2023	December 31, 2022

ASSETS

Current
Cash		$21,587	$15,508
Restricted cash	3	581	1,330
Investments	4	8,479	10,409
Trade receivables and other assets	5, 17	11,419	11,574
Loan receivable	17	269	-
Total current assets		42,335	38,821

Non-current
Restricted cash	3	144	144
Investments	4	3,991	4,152
Trade receivables and other assets	5	11,683	12,522
Investment in associated entity	6	59,601	58,189
Royalty and other property interests	7	50,126	53,425
Property and equipment		885	1,188
Deferred financing charges		389	389
Total non-current assets		126,819	130,009

TOTAL ASSETS		$169,154	$168,830

LIABILITIES

Current
Accounts payable and accrued liabilities		$1,837	$2,340
Advances from joint venture partners	8	775	1,703
Derivative liabilities	9	1,349	-
Loan payable	10	3,178	3,216
Total current liabilities		7,139	7,259

Non-current
Loan payable	10	38,749	37,273
Deferred income tax liability		4,543	1,097
Total non-current liabilities		43,292	38,370

TOTAL LIABILITIES		50,431	45,629

SHAREHOLDERS' EQUITY

Capital stock	11	160,861	193,006
Reserves		18,334	11,753
Deficit		(60,472)	(81,558)
TOTAL SHAREHOLDERS' EQUITY		118,723	123,201

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$169,154	$168,830
Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on November 9, 2023

Signed:	"David M Cole"	Director	Signed:	"Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
(Unaudited - Expressed in thousands of US dollars, except per share amounts)

		Three months ended		Nine months ended
	Note	September 30, 2023	September 30, 2022 (restated - Note 2)	September 30, 2023	September 30, 2022 (restated - Note 2)

REVENUE AND OTHER INCOME	12	$12,925	$7,206	$19,075	$15,989

COSTS AND EXPENSES
General and administrative	13	1,230	1,255	4,260	4,287
Royalty generation costs, net	14	3,629	2,022	8,919	7,250
Depletion, depreciation, and direct royalty taxes		1,595	2,524	3,237	3,761
Share-based payments	15	1,038	361	1,303	2,119
		7,492	6,162	17,719	17,417

Income (loss) from operations		5,433	1,044	1,356	(1,428)

Loss on revaluation of investments		(160)	(5,659)	(869)	(4,133)
Gain (loss) on sale of marketable securities		39	(73)	(420)	(357)
Gain (loss) on revaluation of derivative liabilities	9	336	-	(62)	-
Equity income (loss) from investment in associated entity	6	732	(329)	2,988	2,676
Foreign exchange loss		(399)	(580)	(1,366)	(3,091)
Gain (loss) on debt and receivable modifications	10	(123)	-	-	4,005
Settlement gain, net		-	-	-	18,825
Impairment charges		(43)	(5,560)	(43)	(5,585)
Finance expense	10	(1,298)	(1,207)	(3,809)	(3,995)

Income (loss) before income taxes		4,517	(12,364)	(2,225)	6,917
Deferred income tax expense		(1,890)	(111)	(3,446)	(4,115)
Income tax expense		(184)	(403)	(336)	(403)

Income (loss) for the period		$2,443	$(12,878)	$(6,007)	$2,399

Basic earnings (loss) per share	16	$0.02	$(0.12)	$(0.05)	$0.02
Diluted earnings (loss) per share	16	$0.02	$(0.12)	$(0.05)	$0.02

Weighted average no. of shares outstanding - basic	16	111,021,550	110,091,728	110,795,993	108,138,784
Weighted average no. of shares outstanding - diluted	16	111,437,211	110,091,728	110,795,993	109,832,734

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of US dollars)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022 (restated - Note 2)	September 30, 2023	September 30, 2022 (restated - Note 2)
Income (loss) for the period	$2,443	$(12,878)	$(6,007)	$2,399

Other comprehensive income (loss)
Currency translation adjustment	-	5,032	-	(1,884)

Comprehensive income (loss) for the period	$2,443	$(7,846)	$(6,007)	$515

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US dollars)

		Nine months ended
	Note	September 30, 2023	September 30, 2022 (restated - Note 2)

Cash flows from operating activities
Income (loss) for the period		$(6,007)	$2,399
Items not affecting operating activities:
Interest income		(1,048)	(1,442)
Effect of exchange rate changes on cash		33	912
Items not affecting cash:
Loss on revaluation of investments		869	4,133
Loss on revaluation of derivative liabilities	9	62	-
Equity income from investments in associate	6	(2,988)	(2,676)
Share-based payments	15	1,763	3,029
Gain on debt modification	10	-	(4,005)
Gain on sale of subsidiary		(291)	-
Loss on disposal of property and equipment		3	-
Deferred income tax expense		3,446	4,115
Depletion and depreciation		3,255	3,722
Finance expense	10	3,809	3,995
Realized loss on sale of investments		420	357
Impairment charges		43	5,585
Shares received pursuant to property agreements		(1,468)	(1,183)
Unrealized foreign exchange loss (gain)		(170)	3,156

Changes in non-cash working capital items	20	1,804	(9,239)
Total cash provided by operating activities		3,535	12,858

Cash flows used in investing activities
Option payments received		149	279
Interest received on cash		112	72
Loan interest received		-	103
Dividends and other distributions		5,255	4,760
Loan receivable	17	(750)	-
Proceeds from loan repayment	17	500	2,000
Purchase of investment in associated entity		(3,517)	(25,742)
Proceeds from (purchases of) fair value through profit and loss investments, net		2,278	(1,924)
Purchase of royalty interests		-	(511)
Purchase and sale of property and equipment, net		(169)	(654)
Reclamation bonds		230	123
Total cash provided by (used in) investing activities		4,088	(21,494)

Cash flows from financing activities
Loan repayments	10	(2,371)	(10,773)
Proceeds from private placement		-	10,000
Share issue costs		-	(38)
Proceeds from exercise of options and settlement of RSUs, net		860	963
Deferred financing costs		-	(56)
Total cash provided by (used in) financing activities		(1,511)	96

Effect of exchange rate changes on cash		(33)	(912)

Change in cash		6,079	(9,452)
Cash, beginning		15,508	19,861

Cash, ending		$21,587	$10,409
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in thousands of US dollars, except per share amounts)

	Note	Number of common shares	Capital stock	Reserves	Deficit	Total
Balance as at December 31, 2022		110,664,190	$193,006	$11,753	$(81,558)	$123,201
Shares issued for exercise of stock options	11	1,284,000	1,985	(735)	-	1,250
RSUs issued	11	255,850	1,001	(1,199)	-	(198)
Share-based payments	15	-	-	1,763	-	1,763
Reclass of warrants to derivative liability	9	-	-	(1,286)	-	(1,286)
Effect of functional currency change	2	-	(35,131)	8,038	27,093	-
Loss for the period		-	-	-	(6,007)	(6,007)

Balance as at September 30, 2023		112,204,040	$160,861	$18,334	$(60,472)	$118,723

	Note	Number of common shares	Capital stock	Reserves	Deficit	Total
Balance as at December 31, 2021 (restated)	2	105,359,211	$181,857	$17,804	$(88,783)	$110,878
Shares issued for royalty and property acquisitions	11	211,795	477	-	-	477
Shares issued for private placements	11	3,812,121	8,670	1,330	-	10,000
Share issue costs		-	(39)	-	-	(39)
Shares issued for exercise of stock options		1,045,000	1,523	(560)	-	963
RSUs issued		164,063	378	(378)	-	-
Share-based payments		-	-	3,523	-	3,523
Foreign currency translation adjustment		-	-	(1,884)	-	(1,884)
Income for the period		-	-	-	2,399	2,399

Balance as at September 30, 2022		110,592,190	$192,866	$19,835	$(86,384)	$126,317

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

1. NATURE OF OPERATIONS AND GOING CONCERN
EMX Royalty Corporation (the "Company" or "EMX") is a precious, base and battery metals royalty company, which engages in the generation, acquisition and management of resource royalties and similar strategic investments. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.
These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.
Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.
These condensed consolidated interim financial statements of the Company are presented in United States ("US") dollars, unless otherwise noted, which is the functional currency of the parent company and its subsidiaries.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES
Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.
Summary of Significant Accounting Policies
These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2022.
Critical Accounting Judgments and Significant Estimates and Uncertainties
The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023, are consistent with those applied in the Company's December 31, 2022, audited consolidated financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

2. STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

New Accounting Policies
Derivative Financial Instruments
The Company may issue share purchase warrants and conversion options on convertible debentures or as part of units that have an exercise price denominated in a currency that is different to the functional currency of the Company, thus causing them to be classified as derivative liabilities. These instruments are measured at fair value through profit or loss through the application of an appropriate valuation model.
Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2023. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.
Functional and Presentation Currency
On January 1, 2023, the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events and conditions. As a result of this reassessment, the Company changed, to US dollar, the functional currency of all entities that were previously Canadian dollar functional currency as at December 31, 2022. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.
Translation of transactions and balances
Effective December 31, 2022, the Company elected to change its presentation currency from the Canadian dollar ("CAD" or "C$") to the US dollar. The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded precious metals royalty and streaming companies. The Company has applied the change to US dollar presentation currency retrospectively and restated the comparative financial information as if the US dollar presentation currency had always been the Company's presentation currency.

3. RESTRICTED CASH
At September 30, 2023, the Company classified $725 (December 31, 2022 - $1,474) as restricted cash. This amount consists of $144 (December 31, 2022 - $144) held as collateral for its corporate credit cards and cash of $581 (December 31, 2022 - $1,330) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing property agreements. Partner advances expected to be used within the following twelve months are included with current assets.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

4. INVESTMENTS
As at September 30, 2023, and December 31, 2022, the Company had the following investments:

	September 30, 2023	December 31, 2022
Marketable securities	$6,830	$9,966
Warrants	327	4
Private company investments	5,313	4,591
Total investments	12,470	14,561
Less: current portion	(8,479)	(10,409)
Non-current portion	$3,991	$4,152
The Company may purchase investments and receives investments as proceeds related to various property agreements and may sell its holdings to the market where appropriate. During the nine months ended September 30, 2023, the Company realized $2,532 (2022 - $1,044) in proceeds from sales of investments.

5. TRADE RECEIVABLES AND OTHER ASSETS
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.
As at September 30, 2023, and December 31, 2022, trade receivables and other assets were as follows:

Category	September 30, 2023	December 31, 2022
Royalty revenue receivable	$6,210	$1,034
Refundable taxes	984	1,017
Turkish VAT recoverable	2,491	3,567
Recoverable royalty generation expenditures and advances	820	911
Deferred compensation	11,253	12,216
Milestone payment receivable	-	4,000
Reclamation bonds	242	472
Prepaid expenses, deposits and other	1,102	879
Total receivables and other assets	23,102	24,096
Less: current portion	(11,419)	(11,574)
Non-current portion	$11,683	$12,522
Non-current trade receivables and other assets are comprised of VAT, the deferred payments from Aftermath Silver Ltd. ("Aftermath"), AbraSilver Resource Corp. ("AbraSilver") and Scout Discoveries Corp. ("Scout") expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.
As at September 30, 2023, the Company has no material reclamation obligations. Once reclamation of the properties is complete, the bonds will be returned to the Company.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

5. TRADE RECEIVABLES AND OTHER ASSETS (continued)
The following table summarizes the Company's deferred compensation as at September 30, 2023 and changes during the nine months then ended:

	Aftermath	Abrasilver	Scout	Total
Balance as at December 31, 2022	$6,963	$5,253	$-	$12,216
Consideration for sale of Scout Drilling LLC	-	-	621	621
Interest accretion	446	455	35	936
Amount received	(2,500)	-	(20)	(2,520)
Balance as at September 30, 2023	4,909	5,708	636	11,253
Less: current portion	-	-	(630)	(630)
Non-current portion	$4,909	$5,708	$6	$10,623
On May 31, 2023, six months earlier than scheduled, the Company received $2,500 from Aftermath. On July 12, 2023, the Company entered into an agreement to amend the terms of the deferred payments with Aftermath. Under the terms of the amendment, the Company agreed to extend the due date of the next scheduled payment of $3,000 from November 30, 2024 to May 15, 2025.

On July 31, 2023, the Company completed the sale of its subsidiary Scout Drilling LLC, in conjunction with the sale of certain mineral properties, to Scout for the following consideration:

•Equity ownership in Scout totaling 19.9% with anti-dilution rights up to $5,000 in total capital raised.
•24 monthly payments of $10 commencing on August 1, 2023.
•Payment of $500 due on July 31, 2024.
•Payment of $1,000 less the amount paid in monthly payments due on July 31, 2025 for a total consideration of $1,500 for Scout Drilling LLC.
•Scout can purchase Scout Drilling for a total of $1,100 if paid within the first year.
•Annual advanced royalty ("AARs") payment of $10 per mineral property, which escalates by $10 each year. The total amount of AARs, per mineral property, is capped at $75 per year.

As a result of the sale of Scout Drilling LLC, the Company has recognized a deferred compensation balance of $621.

6. INVESTMENT IN ASSOCIATED ENTITY
Caserones
In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for $34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Minera Tercero SpA ("Tercero"), with Elemental Royalties Corp. which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.
Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for $68,200. Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 10) to finance its portion of the purchase price. SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest of the Company in Tercero provides EMX with the right to an effective 0.418% royalty interest.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

6. INVESTMENT IN ASSOCIATED ENTITY (continued)
During the year ended December 31, 2022, the Company increased its effective NSR royalty to 0.7335% by acquiring an additional 16.23% interest in SLM California for $25,742 through its wholly-owned subsidiary EMX Chile SpA. During the nine months ended September 30, 2023 the Company acquired an additional 2.263% interest in SLM California for cash consideration of $3,517 increasing the Company's royalty interest in the Caserones property to 0.7775%.
The Company, through its Tercero and EMX Chile combined interests, does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.
Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	September 30, 2023	December 31, 2022
Current assets	$8,085	$9,187
Total liabilities	(4,417)	(5,298)
Net assets	3,668	3,889
The Company's ownership %	40.0%	37.7%
Acquisition fair value and other adjustments	58,134	56,722
Carrying amount of investment in SLM California	$59,601	$58,189

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Royalty revenue	$4,002	$5,604	$17,586	$18,840
Net income (loss)	1,831	(872)	7,471	7,093
The Company's ownership %	40.0%	37.7%	40.0%	37.7%
Company's share of net income of SLM California	$732	$(329)	$2,988	$2,676
Income generated from the Company’s investment in SLM California is included in equity income from an investment in an associated entity. During the three and nine months ended September 30, 2023, the Company’s share of the royalty revenue in SLM California totaled $1,601 and $7,034 respectively (2022 – $2,113 and $7,103 respectively).
The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	September 30, 2023	December 31, 2022
Opening Balance	$58,189	$34,781
Capital investment	3,517	25,742
Company's share of net income of SLM California	2,988	2,890
Distributions	(5,093)	(5,224)
Ending Balance	$59,601	$58,189

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

7. ROYALTY AND OTHER PROPERTY INTERESTS
As at and for the nine months ended September 30, 2023:

	Country	December 31, 2022	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	September 30, 2023	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Turkey	$34,528	$-	$(2,847)	$-	$-	$31,681	$43,746	$(12,065)
Leeville	USA	4,546	-	(261)	-	-	4,285	38,869	(34,584)
Diablillos	Argentina	6,582	-	-	-	-	6,582	6,582	-
Berenguela	Peru	1,828	-	-	-	-	1,828	1,828	-
Revelo Portfolio	Chile	1,137	-	-	-	-	1,137	1,137	-
Tartan Lake	Canada	914	-	-	-	-	914	914	-
Timok	Serbia	148	-	-	-	-	148	148	-
Other*	Various	2,008	-	-	-	-	2,008	2,008	-
		51,691	-	(3,108)	-	-	48,583	95,232	(46,649)
Other Property Interests
Perry Portfolio	Canada	741	(148)	-	(43)	-	550	741	(191)
Other*	Various	993	-	-	-	-	993	993	-
		1,734	(148)	-	(43)	-	1,543	1,734	(191)
Total		$53,425	$(148)	$(3,108)	$(43)	$-	$50,126	$96,966	$(46,840)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries and impairment charges.

As at and for the year ended December 31, 2022:

	Country	December 31, 2021	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	December 31, 2022	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Turkey	$43,746	$-	$(3,770)	$(5,448)	$-	$34,528	$43,746	$(9,218)
Leeville	USA	6,413	-	(1,867)	-	-	4,546	38,869	(34,323)
Diablillos	Argentina	7,018	-	-	-	(436)	6,582	7,224	(642)
Berenguela	Peru	1,949	-	-	-	(121)	1,828	2,006	(178)
Revelo Portfolio	Chile	1,326	-	-	(25)	(164)	1,137	1,162	(25)
Tartan Lake	Canada	975	-	-	-	(61)	914	1,003	(89)
Timok	Serbia	195	-	-	-	(47)	148	195	(47)
Other*	Various	1,576	484	-	-	(52)	2,008	2,081	(73)
		63,198	484	(5,637)	(5,473)	(881)	51,691	96,286	(44,595)
Other Property Interests
Perry Portfolio	Canada	1,321	(446)	-	(53)	(81)	741	2,199	(1,458)
Other*	Various	1,129	(67)	-	-	(69)	993	3,624	(2,631)
		2,450	(513)	-	(53)	(150)	1,734	5,823	(4,089)
Total		$65,648	$(29)	$(5,637)	$(5,526)	$(1,031)	$53,425	$102,109	$(48,684)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries, impairment charges and translation adjustments.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

7. ROYALTY AND OTHER PROPERTY INTERESTS (continued)
ROYALTY INTERESTS
Timok Royalty
EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. On September 1, 2023 the Company executed an amended and restated royalty agreement for its Timok Royalty property with Zinjin Mining Group Ltd ("Zijin"). The Company and Zijin agreed that the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced.
Gediktepe Royalty
The Company holds two royalties at Gediktepe in Turkey, which cover assets currently being operated by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of the production of 10,000 gold-equivalent oxide ounces, a $4,000 milestone payment was earned and received.
Leeville Royalty
The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville Mine incurs a 5% direct gold tax.
Balya Royalty
The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. Ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company.
Gold Bar South Royalty (formerly Afgan)
The Company holds a 1% NSR royalty in the Gold Bar South royalty property, operated by McEwen Mining Inc. ("McEwen"), which covers a sediment-hosted, oxide gold deposit situated southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

8. ADVANCES FROM JOINT VENTURE PARTNERS
Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its project partners. The Company's advances from project partners consist of the following:

	September 30, 2023	December 31, 2022
U.S.A.	$658	$1,670
Fennoscandia	117	33
Total	$775	$1,703

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

9. DERIVATIVE LIABILITIES
As a result of the functional currency change of the Company's reporting entity from Canadian dollars to US dollars on January 1, 2023, the Company reclassified $1,286 (2022 - $Nil) of reserves related to warrants previously issued and priced in Canadian dollars, as a derivative liability. Upon reclassification, the Company recognized a loss of $589 (2022 - $Nil) on the revaluation of derivative liabilities.
As at September 30, 2023, the fair value of derivative liabilities was $1,349 (December 31, 2022 - $Nil). During the nine months ended September 30, 2023, the Company recognized a cumulative loss of $62 (2022 - $Nil) on the revaluation of derivative liabilities. The fair values of derivative liabilities were estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	September 30, 2023	December 31, 2022
Risk free interest rate	4.69%	N/A
Expected life (years)	1.96	N/A
Expected volatility	45.2%	N/A
Dividend yield	0%	N/A
During the nine months ended September 30, 2023, there were no changes in the number of warrants outstanding.
The following table summarizes information about the warrants which were outstanding as at September 30, 2023:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
November 5, 2021	3,249,998	3,249,998	4.50	November 5, 2023*
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	7,062,119	7,062,119
*Expired unexercised subsequent to the period ended September 30, 2023.

10. LOAN PAYABLE
Sprott Credit Facility
In August 2021, the Company entered into a credit facility with Sprott for $44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly and the Company is required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.
In January 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024. As a result of the modification of the Sprott Facility, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the original effective interest rate, with an adjustment to profit or loss. The fee incurred as part of the modification payable to the lender is considered to be part of the gain or loss on modification. During the nine months ended September 30, 2022, as a result of the modification, the Company recognized a gain on modification of $4,005 and a revised effective interest rate of 12.39%.
For the nine months ended September 30, 2023, the Company recognized interest expense of $3,809 (2022 - $3,642) on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

10. LOAN PAYABLE (continued)
The following table summarizes the Company's loan payable as at September 30, 2023, and changes during the nine months then ended:

Sprott Facility
Balance as at December 31, 2022	$40,489
Interest accretion	3,809
Repayments	(2,371)
Balance as at September 30, 2023	41,927
Less: current portion	(3,178)
Non-current portion	$38,749

11. CAPITAL STOCK
Authorized
As at September 30, 2023, the authorized share capital of the Company was an unlimited number of common shares without par value.
Common Shares
During the nine months ended September 30, 2023, the Company:
•Issued 1,284,000 common shares for gross proceeds of $1,058 pursuant to the exercise of stock options.
•Issued 255,850 common shares with a value of $1,001 pursuant to a restricted share unit plan with executives and management of the Company.
During the nine months ended September 30, 2022, the Company:
•Issued 211,795 common shares valued at $477 related to the Oijärvi acquisition agreement.
•Issued 3,812,121 units pursuant to a private placement for gross proceeds of $10,000. Each unit consisted of one common share of the Company and one warrant which entitles the holder to purchase one common share of the Company for a period of five years at an exercise price of C$4.45. Using the residual value method with respect to the measurement of shares and warrants issued as private placement units, $1,330 was allocated to the value of the warrant component. In consideration for arranging the private placement, the Company paid share issue costs of $39 in cash.
•Issued 1,045,000 common shares for gross proceeds of $963 pursuant to the exercise of stock options.
•Issued 164,063 common shares with a value of $378 pursuant to a restricted share unit plan with executives and management of the Company.
Stock Options
The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

11. CAPITAL STOCK (continued)
During the nine months ended September 30, 2023, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2022	7,849,000	$2.53
Granted	1,464,000	2.55
Exercised	(1,284,000)	1.31
Forfeited	(152,000)	3.26
Number of options outstanding as at September 30, 2023	7,877,000	$2.72
The weighted average fair value of the stock options granted during the nine months ended September 30, 2023 was C$1.15 (2022– C$1.16) per stock option. The fair value of stock options granted was estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	September 30, 2023	December 31, 2022
Risk free interest rate	3.96%	2.76%
Expected life (years)	5	5
Expected volatility	45.6%	48.7%
Dividend yield	0%	0%
The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2023:

Date Granted	Number of Options	Exercisable	Exercise Price(C$)	Expiry Date
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,315,000	1,315,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,387,500	1,387,500	2.62	June 10, 2025
October 5, 2020	24,000	24,000	3.50	October 5, 2025
May 6, 2021	1,152,500	1,152,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026
April 29, 2022	1,758,000	1,758,000	2.56	April 29, 2027
July 5, 2022	100,000	100,000	2.45	July 5, 2027
July 20, 2022	11,000	11,000	2.45	July 20, 2027
September 11, 2023	1,464,000	1,432,000	2.55	September 11, 2028

Total	7,877,000	7,845,000
As at September 30, 2023, the weighted average remaining useful life of exercisable stock options was 2.78 years (December 31, 2022 - 2.64 years).

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

11. CAPITAL STOCK (continued)
Restricted share units
In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.
The following table summarizes information about the RSUs which were outstanding at September 30, 2023:

Evaluation Date	December 31, 2022	Granted	Vested	Expired/Cancelled	September 30, 2023
December 31, 2022*	430,000	-	(365,500)	(64,500)	-
December 31, 2023	470,000	-	-	(20,000)	450,000
December 31, 2024	520,000	-	-	(20,000)	500,000
December 31, 2025	-	562,000	-	-	562,000
Total	1,420,000	562,000	(365,500)	(104,500)	1,512,000
*Based on the achievement performance as evaluated by the Compensation Committee, it was ascertained that 365,500 RSU’s with an evaluation date of December 31, 2022 had vested based on preset performance criteria previously established on the grant date.

12. REVENUE
During the three and nine months ended September 30, 2023 and 2022 the Company had the following sources of revenue and other income:

Revenue and other income	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Royalty revenue*	$11,142	$3,793	$14,918	$5,367
Option and other property income	1,409	2,957	3,109	9,180
Interest income	374	456	1,048	1,442
	$12,925	$7,206	$19,075	$15,989
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6)
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

12. REVENUE (continued)
During the three and nine months ended September 30, 2023 and 2022 the Company had the following sources of royalty revenue:

Royalty Revenue	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Timok	$7,689	$-	$7,689	$-
Gediktepe	1,955	3,119	4,056	3,119
Leeville	773	552	1,971	1,755
Balya	568	-	730	-
Gold Bar South	59	-	193	-
Other	98	122	279	493
	$11,142	$3,793	$14,918	$5,367
On September 12, 2023, as part of the execution of the revised Timok royalty agreement, the Company received $6,676 for royalty revenue owed since the commencement of commercial production.
During the nine months ended September 30, 2023, the Company recognized staged cash payments totaling $416 (2022 - $3,456), milestone payments on producing royalties totaling $Nil (2022 - $4,000), and equity payments valued at $1,470 (2022 - $956) in connection with property agreements from various partners. These payments have been included in option and other property income within revenue and other income.

13. GENERAL AND ADMINISTRATIVE EXPENSES
During the three and nine months ended September 30, 2023 and 2022 the Company had the following sources of general and administrative expenses:

General and administrative expenses	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Salaries, consultants, and benefits	$460	$400	$1,793	$1,486
Professional fees	279	404	815	1,202
Investor relations and shareholder information	148	199	589	630
Transfer agent and filing fees	19	9	186	236
Administrative and office	279	191	744	634
Travel	45	52	133	99
	$1,230	$1,255	$4,260	$4,287

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

14. ROYALTY GENERATION COSTS
During the nine months ended September 30, 2023, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA**	Eastern Europe	South America	Other	Technical support and project investigation*	Total
Administration costs	$186	$297	$277	$1	$9	$54	$824
Drilling, technical, and support costs	802	4,285	200	4	246	215	5,752
Personnel	463	1,906	560	35	264	1,185	4,413
Property costs	111	1,894	26	287	58	-	2,376
Professional costs	10	116	118	22	26	351	643
Share-based payments	97	177	66	11	22	87	460
Travel	74	27	48	-	19	118	286
Total Expenditures	1,743	8,702	1,295	360	644	2,010	14,754
Recoveries from partners	(775)	(5,060)	-	-	-	-	(5,835)
Net Expenditures	$968	$3,642	$1,295	$360	$644	$2,010	$8,919
*Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments
**Includes $1,527 in costs related to Scout Drilling LLC, which was sold during the nine months ended September 30, 2023.

During the nine months ended September 30, 2022, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA**	Eastern Europe	South America	Other	Technical support and project investigation*	Total
Administration costs	$111	$249	$51	$58	$5	$31	$505
Drilling, technical, and support costs	1,245	3,799	137	237	337	298	6,053
Personnel	496	1,852	314	159	58	812	3,691
Professional costs	31	33	89	162	26	383	724
Property costs	394	1,949	-	-	69	2	2,414
Share-based payments	184	260	30	73	30	333	910
Travel	138	11	36	10	40	107	342
Total Expenditures	2,599	8,153	657	699	565	1,966	14,639
Recoveries from partners	(1,404)	(5,976)	-	-	(9)	-	(7,389)
Net Expenditures	$1,195	$2,177	$657	$699	$556	$1,966	$7,250
* Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments
** Includes $863 in costs related to Scout Drilling LLC, which was sold during the nine months ended September 30, 2023.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

15. SHARE-BASED PAYMENTS
During the nine months ended September 30, 2023, the Company recorded aggregate share-based payments of $1,763 (2022 - $3,029) as they relate to the fair value of stock options and RSU's vested, and forfeited. Share-based payments for the nine months ended September 30, 2023, and 2022 are allocated to expense accounts as follows:

Nine months ended September 30, 2023	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$762	$469	$1,231
RSUs vested	541	(9)	532
	$1,303	$460	$1,763

Nine months ended September 30, 2022	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$968	$806	$1,774
RSUs vested	1,126	104	1,230
RSUs settled in cash	25	-	25
	$2,119	$910	$3,029

16. NET INCOME (LOSS) PER SHARE

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income (loss)	$2,443	$(12,878)	$(6,007)	$2,399
Weighted average number of common shares outstanding - basic	111,021,550	110,091,728	110,795,993	108,138,784
Dilutive effect of stock options and warrants	415,661	-	-	1,693,950
Weighted average number of common shares outstanding - diluted	111,437,211	110,091,728	110,795,993	109,832,734
Basic earnings (loss) per share	$0.02	$(0.12)	$(0.05)	$0.02
Diluted earnings (loss) per share	$0.02	$(0.12)	$(0.05)	$0.02

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

17. RELATED PARTY TRANSACTIONS
The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Nine months ended September 30, 2023	Salary and fees	Share-based Payments	Total
Management	$670	$423	$1,093
Outside directors	493	428	921
Seabord Management Corp.*	227	-	227
Total	$1,390	$851	$2,241
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company

Nine months ended September 30, 2022	Salary and fees	Share-based Payments	Total
Management	$707	$738	$1,445
Outside directors	471	681	1,152
Seabord Management Corp.*	190	-	190
Total	$1,368	$1,419	$2,787
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company
Included in accounts receivable as at September 30, 2023, is $207 (December 31, 2022 - $Nil) owed from key management personnel. Amounts owed by key management were received subsequent to period end.
During the nine months ended September 30, 2023, the Company advanced $750 to Rawhide Acquisition Holdings ("Rawhide"), a company which EMX has a 38.07% equity interest in. Of the total amount advanced, $600 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral. In September 2023, the Company received $500 as a partial repayment of the loan receivable.
During the nine months ended September 30, 2023, the Company recognized $19 in interest income on the promissory note.

18. SEGMENTED INFORMATION
For the nine months ended September 30, 2023, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe	Other	Total
Royalty revenue*	$180	$2,262	$12,476	$-	$14,918
Option and other property income	590	1,402	-	1,117	3,109
Interest income	2	56	-	990	1,048
Total	$772	$3,720	$12,476	$2,107	$19,075
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6)

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

18. SEGMENTED INFORMATION (continued)
For the nine months ended September 30, 2022, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe	Other	Total
Royalty revenue*	$143	$1,796	$3,203	$225	$5,367
Option and other property income	915	4,098	4,000	167	9,180
Interest income	14	-	1	1,427	1,442
Total	$1,072	$5,894	$7,204	$1,819	$15,989
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 6)
As at September 30, 2023, the Company had royalty and other property interests, and property and equipment located geographically as follows:

	Fennoscandia	USA	Eastern Europe	South America	Other	Total
Royalty and other property interests
As at September 30, 2023	$524	$5,755	$31,829	$9,742	$2,276	$50,126
As at December 31, 2022	$515	$6,026	$34,676	$9,742	$2,466	$53,425
Property and equipment
As at September 30, 2023	$170	$628	$87	$-	$-	$885
As at December 31, 2022	$150	$1,019	$19	$-	$-	$1,188

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
As at September 30, 2023, the Company had working capital of $35,196 (December 31, 2022 - $31,562). The Company has continuing royalty income that will vary depending on royalty ounces received and the price of minerals. The Company also receives additional cash inflows from the recovery of expenditures from project partners, investment income including dividends from investments in associated entities and pre-production property deals including anniversary and stage payments. During the year ended December 31, 2022, the Company re-negotiated the payment terms of the Sprott Credit Facility (Note 10).
The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed in Note 10.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)
Fair Value
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
a)Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
b)Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
c)Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.
During the nine months ended September 30, 2023, derivative liabilities (Note 9) were added to the fair value hierarchy levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments - shares	$6,830	$1,271	$-	$8,101
Investments - warrants	-	327	-	327
Total	$6,830	$1,598	$-	$8,428

Liabilities	Level 1	Level 2	Level 3	Total
Deriviative liablities - warrants	$-	$1,349	$-	$1,349
Total	$-	$1,349	$-	$1,349
The carrying value of cash, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and loan payable, approximate their fair value because of the short-term nature of these instruments.
The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
The Company is exposed to credit risk by holding cash, restricted cash and trade receivables. This risk is minimized by holding a significant portion of the cash funds in Canadian banks. The Company's exposure with respect to its trade receivables is primarily related to royalties, recovery of royalty generation costs, and the deferred compensation.
Interest Rate Risk
The Company is exposed to interest rate risk because of fluctuating interest rates on cash and restricted cash. Management believes the interest rate risk is low given the interest rate on the Sprott Credit Facility (Note 10) is fixed.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)
Market Risk
The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2023 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $843.
Liquidity Risk
Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.
Commodity Risk
The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.
Currency Risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency. The Company operates in North America, Europe, Turkey, Latin America and Australia. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.
The exposure of the Company's cash, restricted cash, trade receivables, accounts payable and accrued liabilities, advances from joint venture partners and loan payable to foreign exchange risk as at September 30, 2023, was as follows:

	Canadian Dollar $	Turkish Lira TRY
Cash	3,103	113
Accounts receivable	95	67,033
Accounts payable and accrued liabilities	(283)	(4,306)
Derivative warrant liabilities	(1,824)	-
Net exposure	1,091	62,840
US dollar equivalent	$807	$2,291
The balances noted above reflect the foreign currency balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the currencies above are considered immaterial. Based on the above net exposure as at September 30, 2023, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the foreign currencies above would result in an increase/decrease of approximately $310 in the Company's pre-tax profit or loss.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in thousands of US dollars, except where indicated)
For the period ended September 30, 2023

20. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS
Changes in non-cash working capital:

	Nine months ended
	September 30, 2023	September 30, 2022
Trade receivables and other assets	$2,438	$(8,762)
Accounts payable and accrued liabilities	(455)	19
Advances from joint venture partners	(179)	(496)
	$1,804	$(9,239)
During the nine months ended September 30, 2023 and 2022, the Company paid interest and income tax as follows:

	Nine months ended
	September 30, 2023	September 30, 2022
Interest paid	$2,371	$2,009
Income taxes paid	466	-
	$2,837	$2,009